UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS
        INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


                            VACATION HOME SWAP, INC.
             (Exact name of Registrant as specified in its charter)

            Nevada                     333-160311                 26-4682636
(State or other jurisdiction          (Commission               (IRS Employer
     of incorporation)                  File No.)            Identification No.)

                             112 North Curry Street,
                            Carson City, Nevada 89703
          (Address of principal executive offices, including Zip Code)

       Registrant's telephone number, including area code: (775) 321-8201

                   Approximate Date of Mailing: April 22, 2013

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

 THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES
           AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF
                            VACATION HOME SWAP, INC.

        NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND
                              THE COMPANY A PROXY.

INTRODUCTION

     This Information Statement is being mailed to holders of record of shares of common stock of Vacation Home Swap, Inc., a Nevada corporation ("Company," "we," "us," or "our"), as of April 19, 2013, pursuant to the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, in connection with a proposed voluntary share exchange transaction (the "Exchange") by and among the Company, Boost My Ads Ltd., a company organized under the laws of the British Virgin Islands ("BMA"), and the shareholders of BMA ("BMA Shareholders"), as described in our Current Report on Form 8-K, filed with the Securities and Exchange Commission ("SEC") on or around April 23, 2013. Pursuant to the proposed terms of the Exchange, the Company would acquire all of the issued and outstanding shares of capital stock of BMA in exchange for the issuance to the BMA Shareholders of approximately 58,600,000 shares of common stock of the Company. The closing of the Exchange (the "Closing") shall occur no later than three (3) business days after satisfaction of certain closing conditions, including approval by the BMA Shareholders of the definitive agreement and the transactions contemplated thereunder. Upon the Closing, BMA shall become a wholly-owned subsidiary of the Company. The description of the foregoing transaction does not purport to be complete and is subject to further negotiation with BMA and the BMA Shareholders. It is currently anticipated that the Closing will occur on or around May 2, 2013. The Company intends to file a Current Report on Form 8-K upon entering a definitive agreement in connection with the contemplated Exchange and upon the Closing of the Exchange.

     As such, following the Closing, the BMA Shareholders shall own approximately 66% of the Company's issued and outstanding common stock. As a condition of the Exchange, there will be a change in the majority of the Company's board of directors (the "Board of Directors") at the Closing.

     Specifically, it is anticipated that Donald MacDow will resign as our sole director, and as our Chairman of the Board of Directors, Chief Financial Officer, President, Secretary and Treasurer, at Closing. Effective upon the resignation of Mr. MacDow, it is anticipated that William Henderson will be appointed as the sole member of our Board of Directors (the "Incoming Director"). In addition, it is expected that Mr. Henderson will be appointed as our new Chief Executive Officer and Chairman of the Board of Directors, and Minna Myotanen will be appointed as our new Chief Financial Officer, Vice President of Finance, and Secretary (collectively, the "Incoming Officers").

     This Information Statement is being mailed on or about April 22, 2013 to all holders of record on such date. A shareholder vote is not required and will not be taken with respect to the appointment of the Incoming Director and Incoming Officers. You are not required to take any action with respect to the appointment of the Incoming Director and Incoming Officers.

VOTING SECURITIES

     There are currently issued and outstanding 69,920,000 shares of our common stock, par value $0.001 per share ("Common Stock"). Each holder of Common Stock is entitled to one vote per share of Common Stock held on all matters to be voted on. The Company has no other securities outstanding.

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
CHANGE IN CONTROL

     There has been no change in control of the Company since the beginning of our last fiscal year. Subject to the satisfaction of the closing conditions set forth in the proposed Exchange, the BMA Shareholders will receive approximately 66% of the issued and outstanding Common Stock of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information for the proposed incoming director and incoming officers after the forthcoming change in officers and directors.

      Name                     Age                  Position
      ----                     ---                  --------
William Henderson              47       Director, Chief Executive Officer,
                                        Chairman of the Board

Minna Myotanen                 27       Chief Financial Officer, Vice President
                                        of Finance, Secretary

     The Board of Directors currently consists of one (1) director. The director will serve for a term of one year and until his successor is elected at the Company's annual shareholders' meeting and is qualified, subject to removal by the Company's shareholders. Each executive officer serves, at the pleasure of the Board of Directors, for a term of one year and until his or her successor is elected at a meeting of the Board of Directors and is qualified.

     The Board of Directors believes that it encompasses a range of talent, skill, and experience sufficient to provide sound and prudent guidance with respect to our operations and interests. The information below with respect to our Incoming Director and Incoming Officers includes the director's and each officer's experience, qualifications, attributes, and skills that led our Board of Directors to the conclusion that he or she should serve as a director and/or executive officer.

BIOGRAPHIES

William Henderson

     Mr. Henderson is a financial veteran with experience in many industries. He has structured the funding of, and partnerships for several international projects. Mr. Henderson has been the Chief Executive Officer and Chairman of BMA since December 7, 2012. Since October 2011, Mr. Henderson has been a director of Barun Gold Investments Limited, a Hong Kong company. Prior to his term with BMA, he was the Co-Founder and Chief Operating Officer of Kelston Capital Ltd. with His Royal Highness Sheikh Khalifa Fahad Mohammed Al-Thani Of Doha Qatar, an investment company that focuses on mergers and acquisitions of in the construction industry. With Kelston, Mr. Henderson was responsible for the company's overall day-to-day operations and development in the Chinese market. From 1999 to 2010, prior to working with Kelston, Mr. Henderson worked in private banking.

     The Board believes that Mr. Henderson's entity management skills and business experience will help the Company to achieve its goals.

Minna Myotanen

     Minna Myotanen has many years of financial administration experience. She joined BMA on January 15, 2013. Prior to joining BMA, she worked as a financial management consultant from May 2012 to January 2013. Ms. Myotanen began her career in the banking and insurance sector working for Danske Capital, a subsidiary to Danske Bank Plc., from April 2008 to December 2008 and for Mandatum Life, a subsidiary to Sampo Group Plc., from September 2007 to March 2008. During her time at Danske Capital, she worked with domestic and foreign equity, bonds, derivatives, futures and currency transactions and made value calculations. Danske Bank shares are listed on NASDAQ OMX Copenhagen and are included in a number of Danish and international share indices. From October 2009 to January 2012, Ms. Myotanen worked as a business controller for a startup company called Nobultec Ltd. After Nobultec was acquired by QPR Software Plc., she moved to work for the parent company. Ms. Myotanen received her Master of Economic Sciences from the Helsinki School of Economics.

     The Board believes that Ms. Myotanen's strong mergers and acquisition experience, business development skills, and comprehensive experience in analyzing companies will provide useful insight and guidance into the Company's financial performance, development and business.

TERMS OF OFFICE

     The Company's proposed director will be appointed for a one-year term to hold office until the next annual general meeting of the Company's shareholders or until removed from office in accordance with the Company's Bylaws ("Bylaws") and the provisions of the Nevada Revised Statutes. The Company's director holds office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Bylaws and the provisions of the Nevada Revised Statutes.

     The Company's incoming officers will be appointed by the Company's Board of Directors and will hold office until removed by the Board of Directors in accordance with the Bylaws and the provisions of the Nevada Revised Statutes.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

     There are no family relationships between any of our current directors or executive officers and the proposed Incoming Director and Incoming Officers. During our fiscal year ended April 30, 2013 and the previous fiscal year, there were no transactions with related parties other than as noted below. To our knowledge, and except as set forth below, the proposed Incoming Directors and Incoming Officers are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiary or have a material interest adverse to the Company or its subsidiary, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

     In accordance with the proposed Exchange, the BMA Shareholders shall own approximately 66% of the issued and outstanding Common Stock of the Company. Mr. William Henderson, our Chairman, is the director of Barun Gold Investments Limited, one of the Selling Shareholders of Boost. Mr. Henderson exercises voting and dispositive control over the shares held by Barun Gold Investments Limited, which received 34,222,500 shares of Common Stock. In addition, at the Closing of the Exchange Transaction, Ms. Minna Myotanen, our Chief Financial Officer, was issued 877,500 shares of Common Stock.

     As of December 31, 2012, BMA had a balance of $33,660 due from Themis Partners Limited. Mr. William Henderson is a director of Themis Partners Limited. The amount is unsecured, interest free and repayable on demand. As of December 31, 2012, $326 was owed to Mr. Henderson, one of BMA's directors. The amount is unsecured, interest free and repayable on demand.

     We have received $35,735 as a loan from a related party as of January 31, 2013. The loan is repayable on demand and without interest.

     Other than the transactions, including the proposed Exchange, noted above, there are no transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company's total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the incoming directors and officers had or will have a direct or indirect material interest. There is no material plan, contract or arrangement (whether or not written) to which any of the current directors or officers or the incoming directors and officers is a party or in which they participate that

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
is entered into or material amendment in connection with our appointment of any of the current directors or officers or the incoming directors and officers, or any grant or award to any of the current directors or officers or the incoming directors or officers or modification thereto, under any such plan, contract or arrangement in connection with our appointment of any of the current directors or officers or the incoming directors and officers.

REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

     As we have not adopted a Code of Ethics, we rely on our Board of Directors to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board of Directors reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person's immediate family. Transactions are presented to our Board of Directors for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board of Directors finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board of Directors approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

DIRECTOR INDEPENDENCE

     During the year ended April 30, 2012, we did not have any independent directors on our Board of Directors. We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards including, without limitation, the standards for independent directors established by The New York Stock Exchange, Inc., the NASDAQ National Market, and the Securities and Exchange Commission.

     Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director's immediate family is, or in the past three years has been, an executive officer of ours;
(c) the director or a member of the director's immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director's immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit;
(e) the director or a member of the director's immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director's immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company's consolidated gross revenues.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     Our current directors and executive officers and our incoming director and officers have not been involved in any of the following events during the past ten years:

     1. A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     2. Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

     3. Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

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
          i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

          ii.  Engaging in any type of business practice; or

          iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

     4. Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

     5. Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

     6. Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

     7. Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

          i.   Any Federal or State securities or commodities law or regulation;
               or

          ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

          iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

     8. Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

MEETINGS AND COMMITTEES OF THE BOARD

     Our Board of Directors held no formal meetings during the fiscal year ended April 30, 2012. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on the contemplated resolutions at a meeting of

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
the directors are, according to the Nevada Revised Statutes and the bylaws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings.

     We do not currently have standing audit, nominating or compensation committees, or committees performing similar functions. Due to the size of our board, our Board of Directors believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board of Directors. We do not have an audit, nominating or compensation committee charter as we do not currently have such committees. We do not have a policy for electing members to the board. Neither our current nor proposed directors are independent directors as defined in the NASD listing standards.

     After the change in the Board of Directors, it is anticipated that the Board of Directors will form separate compensation, nominating and audit committees, with the audit committee including an audit committee financial expert.

AUDIT COMMITTEE

     Our Board of Directors has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Instead, the entire Board of Directors acts as the audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act and will continue to do so upon the appointment of the proposed director until such time as a separate audit committee has been established.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Exchange Act requires our directors, executive officers, and shareholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock. Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

     Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our Common Stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act, except that Donald MacDow, our former sole officer and director, failed to file a Form 3 or Form 4.

FAMILY RELATIONSHIPS

     There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

NOMINATIONS TO THE BOARD OF DIRECTORS

     Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. The candidates for the Board of Directors are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders, diversity, and personal integrity and judgment.

     In addition, directors must have time available to devote to the activities of the Board of Directors and to enhance their knowledge in the growing business. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

     In carrying out its responsibilities, the Board of Directors will consider candidates suggested by shareholders. If a shareholder wishes to formally place a candidate's name for nomination, such shareholder must do so in accordance with the provisions of the Bylaws. Suggestions for candidates to be evaluated by the proposed director must be sent to the Board of Directors, c/o Boost My Ads, Inc. Suite 8, 20/F, IFC 1, Harbour View St., Hong Kong. The Board of Directors has determined not to adopt a formal methodology for communications from

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
shareholders other than as described above, which method has been deemed sufficient by the Board of Directors to allow full and adequate communication between the Board of Directors and the shareholders.

BOARD LEADERSHIP STRUCTURE AND ROLE ON RISK OVERSIGHT

     Mr. William Henderson currently serves as the Company's principal executive officer and a director. The Company determined this leadership structure was appropriate for the Company due to our small size and limited operations and resources. The Board of Directors will continue to evaluate the Company's leadership structure and modify as appropriate based on the size, resources and operations of the Company.

     Subsequent to the closing of the Exchange Transaction, it is anticipated that the Board of Directors will establish procedures to determine an appropriate role for the Board of Directors in the Company's risk oversight function.

BOARD COMPENSATION

     We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. However, we intend to review and consider future proposals regarding board compensation. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

EXECUTIVE COMPENSATION

     No director, officer or employee of BMA received compensation during BMA's last fiscal year.

     None of our executive officers or directors received, nor do we have any arrangements to pay out, any bonus, stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS, DIRECTORS, AND OFFICERS

The Company has only one class of stock outstanding, its Common Stock. The table below sets forth the number and percentage of shares of our common stock owned as of April 9, 2013, by the following persons: (i) shareholders known to us who own 5% or more of our outstanding shares, (ii) each of our officers and directors, and (iii) our officers and directors as a group. To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

     Name and Address of                              Shares               Percentage
     Beneficial Owner(1)                       Beneficially Owned       Beneficially Owned
     -------------------                       ------------------       ------------------
DIRECTORS AND EXECUTIVE OFFICERS

Donald MacDow                                      40,020,000                58.237%
President, Secretary Treasurer, Director
16847 Heart Lake Rd, Caledon  ON L7C 2L4

All Officers and Directors as a Group              40,020,000                58.237%

5% SHAREHOLDERS

Cede & Co (Fast)                                    9,660,000                13.816%
P.O. Box 222 Bowling Green Station
New York NY  10274

----------
(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to the rules of the SEC, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be

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
     outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

OTHER INFORMATION

     We file periodic reports, proxy statements, and other documents with the SEC. You may obtain a copy of these reports by accessing the SEC's website at http://www.sec.gov. You may also send communications to the Board of Directors at c/o Boost My Ads, Inc. Suite 8, 20/F, IFC 1, Harbour View St., Hong Kong.

                                      Vacation Home Swap, Inc.
                                      By Order of the Board of Directors


                                      /s/ Donald MacDow
                                      ------------------------------------------
                                      Donald MacDow
                                      President

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